Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

PRELIMINARY ANNOUNCEMENT OF ANNUAL RESULTS

FOR THE YEAR ENDED DECEMBER 31, 2011

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company” or “Melco Crown Entertainment”) is pleased to announce the audited consolidated annual results of the Company and its subsidiaries (collectively the “Group”) for the year ended December 31, 2011 as follows:

FINANCIAL HIGHLIGHTS

•	Net revenues for the year ended December 31, 2011 were US$3.83 billion, an increase of US$1.19 billion, or 45.0%, as compared with US$2.64 billion for the year ended December 31, 2010.

•	Net income attributable to Melco Crown Entertainment was US$294.7 million for the year ended December 31, 2011, as compared with net loss of US$10.5 million for the year ended December 31, 2010.

•

Basic net income per share attributable to Melco Crown Entertainment was US$0.184 for the year ended December 31, 2011 compared to basic net loss per share of US$0.007 for the year ended December 31, 2010.

•	Adjusted EBITDA for the year ended December 31, 2011 was US$809.4 million, representing an increase of US$379.0 million, or 88.1%, compared to US$430.4 million for the year ended December 31, 2010.

Unless otherwise defined herein, terms used in this announcement shall have the meanings ascribed to them in our listing document dated November 30, 2011.

*	For identification purpose only

CO-CHAIRMAN & CHIEF EXECUTIVE OFFICER’S STATEMENT

2011 was a truly eventful year for our Company. We have delivered impressive operational improvements while at the same time successfully executing on a range of strategically important milestones for the Company, including the dual-listing of our shares by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and the completion of the acquisition of a 60% equity interest in Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), the developer of Studio City.

In 2011, we delivered 88.1% year-over-year growth in adjusted EBITDA and a 45.0% increase in net revenues. These substantial improvements in underlying profitability, driven by strong top line growth and meaningful operating leverage, are indicative of the success of our core focus on driving our mass market operations, which we believe will continue to underpin our future profitability and cash flow.

During the past year, we have expanded our rolling chip volume and mass market table games drop and improved our mass market table games hold percentages, while increasing the contribution from our unique entertainment offerings and other non-gaming amenities, such as our hotels, food & beverage and retail segments. As a result of our strong focus and commitment to the premium mass market business at City of Dreams, we have turned this important segment into one of our key competitive advantages, enabling us to capture and leverage a loyal and more profitable customer base. In addition to driving top line growth, we have maintained our strict Company-wide cost control focus, ensuring that we maximize cash flow and long term profitability. Moreover, we have taken steps during the year to enhance our balance sheet to provide us with additional flexibility to pursue both organic and future development opportunities.

We are proud of our achievements in ramping up our operations and have continued to enrich the Company’s enviable portfolio of world-class entertainment offerings. In 2011, we opened one of the largest and most exciting clubbing facilities in Asia, Club Cubic at City of Dreams. We also recently opened Hard Rock Café at City of Dreams in February 2012 which, together with The House of Dancing Water and our Dragon’s Treasure show, solidifies our reputation as the leading provider of world-class entertainment in the region. We have also opened two new Mocha Clubs, Mocha Macau Tower and Mocha Golden Dragon, which further bolsters our significant presence in the slots club market. For the third consecutive year, Altira Macau has been honored with the Forbes five-star rating for its hotel and spa offerings.

We are optimistic about the outlook for Macau in 2012 given its robust regulatory framework, together with the ongoing structural demand for leisure and gaming in Macau, particularly from our core feeder markets in China and Hong Kong. We are particularly excited about the supportive infrastructure development plan for Macau, and specifically the Cotai region, which we believe is well on the way to becoming the epicenter of gaming, leisure and entertainment in Macau. Studio City, with its unique and diversified offerings, will complement our current portfolio of assets and enlarge our footprint in Macau, while reinforcing Macau’s position as the leading leisure and tourism destination in Asia.

Internally, we have recently implemented a streamlined management structure to unlock synergies between our gaming and non-gaming operations, which we believe will enhance our organizational efficiency and our competitiveness in this dynamic market.

Finally, we would like to express our heartfelt thanks to our Board of Directors, Shareholders, employees and business partners for their support during 2011, which empowered Melco Crown Entertainment to reach new heights across many areas. We will continue to focus on improving the efficiency of both our gaming and non-gaming operations and ensuring that we leverage our core assets to drive profitability and generate long term value for all our Shareholders.

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Officer

MARKET OVERVIEW AND KEY HIGHLIGHTS

Macau Market

Gross gaming revenues in Macau grew by 42.2% in 2011, which follows growth of 57.8% in 2010. This growth was driven by all three main gaming segments. Rolling chip gaming revenues increased 44.6%; representing 73% of all gaming revenues in Macau. Mass market table games revenues grew by 36.8% and electronic gaming revenues grew by 32.6%.

We believe the growth in gaming revenues in Macau is supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region.

Visitation to Macau experienced strong growth in 2011, increasing by 12.2% to 28.0 million visitors. Mainland China continues to drive overall visitation growth, increasing 22.2% in 2011 as compared to 0.9% for all other visitors and represented over 57.7% of all visitors to Macau. Hong Kong and Taiwan represented 27.1% and 4.3% of all visitors to Macau in 2011, respectively.

Hong Kong Listing

On December 7, 2011, Melco Crown Entertainment successfully completed a dual primary listing on the Stock Exchange by way of introduction. This dual primary listing is expected to benefit the Company and its Shareholders by, among other things, providing access to a broader range of investors, providing ready access to an additional source of equity capital if required, and enhancing the Company’s profile in Hong Kong, as well as improving access to the Hong Kong investment community, including research coverage and retail and institutional shareholders. We believe our Hong Kong Listing is important for our Company’s potential future growth and long term development, particularly given that our operations are principally located in Macau.

Studio City

On July 27, 2011, we acquired a 60% equity interest in Studio City International Holdings Limited (“SCI”) (formerly known as Cyber One Agents Limited), the developer of Studio City, which we envision as a large scale integrated entertainment, retail and gaming resort to be developed in Macau by our Company and New Cotai Holdings, an entity controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.

In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the increasingly important mass market segments.

Mocha Clubs Expansion

In September 2011, we opened our ninth Mocha Clubs venue at the Macau Tower Convention & Entertainment Centre, or Macau Tower, which offers 260 slot machines and electronic table games across approximately 21,500 square feet of floor area on the ground floor and the lower ground floor of Macau Tower.

In January 2012, we opened our tenth Mocha Clubs venue at the Hotel Golden Dragon, which offers 300 slot machines and electronic table games across approximately 20,500 square feet of floor area on the ground floor, first floor and second floor of Hotel Golden Dragon.

Other Recent Developments

•	On May 9, 2011, we issued RMB2.3 billion aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of the SGX-ST.

•

On June 30, 2011, we amended our City of Dreams Project Facility which, among other things, reduced the size of the facilities and lengthened the maturity profile, as well as reduced and removed certain restrictions on our business imposed by the original covenants.

•

On November 29, 2011, we converted our outstanding shareholder loans due to Melco Leisure and Entertainment Group Limited and Crown Asia Investments Pty, Ltd., with an aggregate balance of approximately US$115.6 million, into 40,211,930 ordinary shares of the Company at a conversion price of US$2.87 per ordinary share.

BUSINESS OVERVIEW

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

The Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. The Company was also successfully listed on the Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated resort development in Cotai, Macau which opened in June 2009. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia. City of Dreams currently features a casino area of approximately 420,000 square feet with a total of approximately 430 gaming tables and approximately 1,300 gaming machines.

The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bar, 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

The Company is currently re-evaluating the next phase of its development plan at City of Dreams. We expect the next phase of development to include a five-star hotel with features of an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of City of Dreams.

Altira Macau

Altira Macau (formerly known as Crown Macau) opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables. Our multi-floor layout is comprised primarily of designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons.

Mocha Clubs

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. Mocha Clubs first opened in September 2003 and has grown to ten Mocha Clubs with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. Mocha Clubs currently have more than 2,100 gaming machines in operation, which represented over 13% of the total machine installation in the market as at December 31, 2011, according to statistics provided by the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting.

Studio City

Our design plans in relation to Studio City, in which we own 60% of the equity interest, are effectively complete and we are undergoing the necessary government processes to obtain the required approvals to commence construction. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to Studio City including a bank loan and other debt financing. Currently, the Company envisions Studio City as an integrated entertainment, retail and gaming resort with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China.

In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the increasingly important mass market segments.

MANAGEMENT DISCUSSION AND ANALYSIS

Summary of Financial Results

For the year ended December 31, 2011, our total net revenues were US$3.83 billion, an increase of 45.0% from US$2.64 billion of net revenues in 2010. Our net income attributable to Melco Crown Entertainment for the year ended December 31, 2011 was US$294.7 million, as compared to a net loss of US$10.5 million for the year ended December 31, 2010. Our significant improvement in profitability was predominantly a result of the substantial improvements in operating performance, particularly from our gaming operations.

	Year Ended December 31,
	2011	2010	2009
	(in thousands of US$)
Net revenues	$3,830,847	$2,641,976	$1,332,873
Total operating costs and expenses	(3,385,737)	(2,549,464)	(1,604,920)
Operating income (loss)	445,110	92,512	(272,047)
Net income (loss) attributable to Melco Crown Entertainment	$294,656	$(10,525)	$(308,461)

Our results of operations for the years presented are not comparable for the following reasons:

•

On June 1, 2009, City of Dreams opened and progressively added to its operations following the completion of construction of Grand Hyatt Macau in December 2009 and the opening of The House of Dancing Water in the third quarter of 2010.

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

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The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of central and local governments to improve and develop infrastructure both within, and connecting to, Macau;

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The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of central and local governments;

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The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

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Our casino mix in terms of the different mix of table and machine games and customer playing habits, such as the mix between rolling chip and mass market table game segments, as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships; and

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Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, the majority of which are provided credit as part of the ordinary course of business, exposes us to credit risk. For the years ended December 31, 2011, 2010 and 2009, approximately 61.0%, 62.3% and 71.8% of our casino revenues from the rolling chip market segment were derived from customers sourced through our gaming promoters, respectively. For the year ended December 31, 2011, our top five customers and the largest customer were gaming promoters and accounted for approximately 23.9% and 6.9% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our gaming promoters (net of amounts indirectly rebated to customers) amounted to US$339.0 million, US$238.7 million and US$180.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Table games win: the amount of wagers won net of wagers lost that is retained and recorded as casino revenues.

•	Drop: the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage.

•	Gaming machine handle (volume): the total amount wagered in gaming machines.

•	Gaming machine win rate (previously known as “gaming machine hold percentage”): actual win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. We also use additional indicators to monitor table games performance for rolling chip and mass market table games segments:

•	Rolling chip volume: the amount of non-negotiable gaming chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate (previously known as “rolling chip hold percentage”): rolling chip table games win as a percentage of rolling chip volume.

•	Mass market table games drop (previously known as “non-rolling chip volume”): the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage (previously known as “non-rolling chip hold percentage”): mass market table games win as a percentage of mass market table games drop.

Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 18% to 22%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 5% to 6%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

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Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our total net revenues for the year ended December 31, 2011 were US$3.83 billion, an increase of US$1.19 billion, or 45.0%, from US$2.64 billion for the year ended December 31, 2010. The increase in total net revenues was primarily driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water.

Our total net revenues for the year ended December 31, 2011 comprised of US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2010 comprised of US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2011 were US$3.68 billion, representing a US$1.13 billion, or 44.3%, increase from casino revenues of US$2.55 billion for the year ended December 31, 2010, primarily due to an increase in casino revenues at City of Dreams of US$794.0 million, or 50.8%, and at Altira Macau of US$313.6 million, or 37.0%. This increase was primarily driven by increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2011 was US$51.2 billion, representing an increase of US$10.9 billion, or 27.1%, from US$40.3 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 3.03% for the year ended December 31, 2011, slightly higher than our expected level of 2.7% to 3.0%, and an increase from 2.91% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$581.8 million for the year ended December 31, 2011, representing an increase of 54.3% from US$377.1 million for the year ended December 31, 2010. The mass market table games hold percentage was 16.6% for the year ended December 31, 2011, within our expected range for that year of 16.0% to 20.0% and a slight increase from 16.2% for the year ended December 31, 2010.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2011 of US$78.8 billion represented an increase of US$27.1 billion, or 52.4%, from US$51.7 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2011, which is within our expected range of 2.7% to 3.0%, and a slight decrease from 2.92% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$2.94 billion for the year ended December 31, 2011 which represented an increase of US$0.88 billion, or 42.7%, from US$2.06 billion for the year ended December 31, 2010. The mass market table games hold percentage was 24.4% in the year ended December 31, 2011, which is within our expected range for that period of 21.0% to 26.0% and increased from 21.5% for the year ended December 31, 2010. Average net win per gaming machine per day was US$268 for the year ended December 31, 2011, an increase of US$49, or 22.4%, from US$219 for the year ended December 31, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2011 was US$217, an increase of approximately US$25, or 13.0%, from US$192 for the year ended December 31, 2010.

Rooms. Room revenues for the year ended December 31, 2011 were US$103.0 million, representing a US$19.3 million, or 23.0%, increase from room revenues of US$83.7 million for the year ended December 31, 2010 primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$196, 98% and US$191, respectively, for the year ended December 31, 2011, as compared to US$166, 94% and US$156, respectively, for the year ended December 31, 2010. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$172, 91% and US$156, respectively for the year ended December 31, 2011, as compared to US$157, 80% and US$126, respectively, for the year ended December 31, 2010.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. The increase of US$58.6 million in food, beverage and other revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$3.39 billion for the year ended December 31, 2011, representing an increase of US$836.3 million, or 32.8%, from US$2.55 billion for the year ended December 31, 2010. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau in line with increased gaming volume and the associated increase in revenues, as well as the increase in operating costs associated with increased visitation and the full-year operation of The House of Dancing Water since its opening in September 2010.

Casino. Casino expenses increased by US$750.0 million, or 38.5%, to US$2.70 billion for the year ended December 31, 2011 from US$1.95 billion for the year ended December 31, 2010 primarily due to additional gaming tax and other levies and commission expenses of US$586.6 million and US$100.3 million, respectively, as a result of increased casino revenues, as well as other operating costs, such as payroll and utility expenses of US$63.0 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 13.1% to US$18.2 million for the year ended December 31, 2011 from US$16.1 million for the year ended December 31, 2010, primarily due to an increase in occupancy rates as a result of increased visitation.

Food, beverage and others. Food, beverage and others expenses increased by US$39.9 million, or 75.8%, to US$92.6 million for the year ended December 31, 2011 from US$52.7 million for the year ended December 31, 2010, primarily driven by increased visitation to our properties and particularly, The House of Dancing Water, which opened in September 2010.

General and administrative. General and administrative expenses increased by US$20.4 million, or 10.2%, to US$220.2 million for the year ended December 31, 2011 from US$199.8 million for the year ended December 31, 2010, primarily due to an increase in payroll expenses, utilities and transportation costs, which resulted from improved operating performance at City of Dreams and Altira Macau.

Pre-opening costs. Pre-opening costs were US$2.7 million for the year ended December 31, 2011 as compared to US$18.6 million for the year ended December 31, 2010. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011 and the pre-opening costs for year ended December 31, 2010 related primarily to the opening of The House of Dancing Water in September 2010.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2011 and 2010.

Amortization of land use rights. Amortization of land use rights expenses increased by US$14.9 million, or 76.2%, to US$34.4 million for the year ended December 31, 2011 from US$19.5 million for the year ended December 31, 2010, primarily due to the inclusion of amortization of land use rights expenses associated with Studio City.

Depreciation and amortization. Depreciation and amortization expense increased by US$22.9 million, or 9.7%, to US$259.2 million for the year ended December 31, 2011 from US$236.3 million for the year ended December 31, 2010, primarily due to depreciation of assets placed into service associated with a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Property charges and others. Property charges and others for the year ended December 31, 2011 were US$1.0 million, which related to a donation made to support the relief efforts for the Japan earthquake in 2011.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses as well as other non-operating income, net.

Interest income was US$4.1 million for the year ended December 31, 2011, as compared to US$0.4 million for the year ended December 31, 2010, primarily driven by increase in cash balances as a result of improvements in our operating cash flows.

Interest expenses were US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011, compared to US$93.4 million, net of capitalized interest of US$11.8 million for the year ended December 31, 2010. The increase in net interest expenses (net of capitalization) of US$20.4 million was primarily due to US$23.4 million of higher interest expenses associated with the issuance of the Senior Notes in May 2010 as a full-year of fixed interest was recognized for the year ended December 31, 2011, an increase of US$14.9 million for interest charges on the RMB Bonds and the Deposit-Linked Loan issued in May 2011, together with a decrease in capitalized interest of US$8.6 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$26.9 million of interest charges on the City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

Other finance costs for the year ended December 31, 2011 of US$15.6 million, included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs and a credit amount of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of the City of Dreams Project Facility in May 2010, which included a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility granted under the City of Dreams Project Facility. There were no costs associated with debt modification for the year ended December 31, 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2010.

The reclassification of US$4.3 million relating to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statements of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our ordinary shares on the Stock Exchange in December 2011.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2011 was a negative rate of 0.6%, as compared to a negative rate of 9.6% for the year ended December 31, 2010. Such rates for the years ended December 31, 2011 and 2010 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2011 and 2010, with the effect of a tax holiday of US$69.7 million and US$28.1 million on the net income of our Macau gaming operations during the year ended December 31, 2011 and 2010, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interest of US$5.8 million for the year ended December 31, 2011, was primarily due to the share of the Studio City expenses by New Cotai Holdings, LLC, which owns a 40% interest in SCI, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011.

Net income (loss) attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$294.7 million for the year ended December 31, 2011, compared to a net loss of US$10.5 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our total net revenues for the year ended December 31, 2010 were US$2.64 billion, an increase of US$1.31 billion, or 98.2%, from US$1.33 billion for the year ended December 31, 2009. The increase in total net revenues was primarily driven by the improvement in operating results and a full year operation in 2010 of City of Dreams, which opened in June 2009 and generated US$1.09 billion more in net revenues as compared to the year ended December 31, 2009, as well as an increase in rolling chip volume and win rate at Altira Macau.

Our total net revenues for the year ended December 31, 2010 were comprised of US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2009 were comprised of US$1.30 billion of casino revenues, representing 97.9% of our total net revenues, and US$28.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2010 were US$2.55 billion, representing a US$1.25 billion, or 95.5%, increase in casino revenues of US$1.30 billion for the year ended December 31, 2009, primarily due to casino revenues of US$1.03 billion attributable to a full-year operation and improvement in results of City of Dreams which opened in June 2009, and an increase in casino revenues generated by Altira Macau from US$653.0 million to US$846.9 million which was primarily driven by an increase in rolling chip volume and a higher rolling chip win rate.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2010 was US$40.3 billion, representing an increase of US$2.8 billion from US$37.5 billion for the year ended December 31, 2009. Rolling chip win rate (calculated before discounts and commissions) was 2.91% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.55% for the year ended December 31, 2009. In the mass market table games segment, mass market table games drop was US$377.1 million for the year ended December 31, 2010, representing an increase of 38.2% from US$273.0 million for the year ended December 31, 2009. The mass market table games hold percentage was 16.2% for the year ended December 31, 2010, within our expected range of 16.0% to 20.0% and an increase from 16.0% for the year ended December 31, 2009.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2010 of US$51.7 billion represented an increase of US$31.5 billion from US$20.3 billion for the year ended December 31, 2009. Rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.65% for the year ended December 31, 2009. In the mass market table games segment, mass market table games drop was US$2.06 billion for the year ended December 31, 2010 which increased by 126% from US$912.6 million for the year ended December 31, 2009. The mass market table games hold percentage was 21.5% for the year ended December 31, 2010, which was within our expected range of 18.0% to 22.0% and significantly increased from 16.3% for the year ended December 31, 2009. The mass market table games hold percentage of 16.3% for the year ended December 31, 2009 at City of Dreams was within the range expected for the first six months of a new property. The expected range of mass market table games hold percentage is different for Altira Macau and City of Dreams due to, among other factors, the difference in the mix of table games, each of which has its own theoretical hold percentage, as well as from differences in the expected length of play per customer and average spend per bet. Average net win per gaming machine per day at City of Dreams was US$219 for the year ended December 31, 2010, an increase of US$82 from the year ended December 31, 2009.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2010 was US$192, an increase of approximately US$11 in net win per gaming machine per day over the year ended December 31, 2009.

Rooms. Room revenues for the year ended December 31, 2010 were US$83.7 million, representing a US$42.5 million, or 103.1%, increase from room revenues of US$41.2 million for the year ended December 31, 2009, primarily due to the opening of City of Dreams in June 2009, increasing the number of hotel rooms available across both properties to approximately 1,650 in 2010. Altira Macau’s average daily rate, occupancy and REVPAR were US$166, 94% and US$156, respectively, for 2010, as compared to US$219, 92% and US$201, respectively, for the year ended December 31, 2009. The decrease in Altira Macau’s average daily rate for the year ended December 31, 2010 was attributable to a greater proportion of rooms being allocated to gaming customers, to whom we typically provide additional discounts and promotional services, in line with our casino revenues growth. City of Dreams’ average daily rate, occupancy and REVPAR were US$157, 80% and US$126, respectively, for the year ended December 31, 2010 as compared to US$159, 84% and US$133, respectively, for the year ended December 31, 2009.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenues of US$28.2 million, and entertainment, retail and other revenues of approximately US$11.9 million. The increase of US$49.3 million in non-casino revenues was primarily due to a full-year of operation of City of Dreams in 2010, increased retail leased space at City of Dreams and the opening of The House of Dancing Water in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$2.55 billion for the year ended December 31, 2010, representing an increase of US$944.5 million, or 58.9%, from US$1.60 billion for the year ended December 31, 2009. The increase in operating costs of US$944.5 million was primarily due to the commencement of operations at City of Dreams in June 2009, followed by the opening of Grand Hyatt in the fourth quarter of 2009 and The House of Dancing Water in September 2010, and an increase in operating costs at Altira Macau associated with the increase in revenues as described above.

Casino. Casino expenses increased by US$818.7 million, or 72.4%, to US$1.95 billion for the year ended December 31, 2010 from US$1.13 billion for the year ended December 31, 2009, primarily due to an increase in casino revenues as a result of the full-year operation of City of Dreams in 2010, as well as additional gaming tax and other levies of US$624.5 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 153.8% to US$16.1 million for the year ended December 31, 2010 from US$6.4 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010.

Food, beverage and others. Food, beverage and other expenses increased by US$31.8 million, or 152.5%, to US$52.7 million for the year ended December 31, 2010 from US$20.9 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010 and the opening of The House of Dancing Water in September 2010.

General and administrative. General and administrative expenses increased by US$68.8 million, or 52.6%, to US$199.8 million for the year ended December 31, 2010 from US$131.0 million for the year ended December 31, 2009, primarily due to an increase of US$56.9 million for the full-year operation of City of Dreams in 2010 and US$14.1 million of increased corporate payroll and other costs. The increase primarily related to payroll expenses, utilities, transportation costs and bank charges. Corporate payroll and other costs increased in line with our planned growth.

Pre-opening costs. Pre-opening costs were US$18.6 million for the year ended December 31, 2010 as compared to US$91.9 million for the year ended December 31, 2009. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2010 related to the opening of The House of Dancing Water in September 2010 and the pre-opening costs for the year ended December 31, 2009 related to the opening of City of Dreams in June 2009.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for both the year ended December 31, 2009 and the year ended December 31, 2010.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$19.5 million for the year ended December 31, 2010 from US$18.4 million for the year ended December 31, 2009 was due to the increase in land premium associated with the increase of the developed gross floor area by approximately 1.6 million square feet of Cotai Land in Macau where the City of Dreams site is located, commencing in November 2009, when we accepted in principle the initial terms for such revision of the land lease agreement.

Depreciation and amortization. Depreciation and amortization expense increased by US$94.4 million, or 66.6%, to US$236.3 million for the year ended December 31, 2010 from US$141.9 million for the year ended December 31, 2009, primarily due to depreciation of assets placed into service associated with the opening of City of Dreams in June 2009 and Grand Hyatt Macau and The House of Dancing Water which were progressively added to City of Dreams operations in the fourth quarter of 2009 and September 2010, respectively.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and other for the year ended December 31, 2010 were less than US$0.1 million. Property charges and others for the year ended December 31, 2009 were US$7.0 million which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project.

Non-operating expenses

Non-operating expenses consists of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net, costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$0.4 million for the year ended December 31, 2010, as compared to US$0.5 million for the year ended December 31, 2009.

Interest expenses were US$93.4 million, net of capitalized interest of US$11.8 million, for the year ended December 31, 2010, compared to US$31.8 million, net of capitalized interest of US$50.5 million for the year ended December 31, 2009. The increase in interest expenses of US$61.5 million was primarily due to a US$38.9 million interest related to the Senior Notes issued in May 2010 together with a decrease in capitalized interest of US$38.7 million due to the decrease in interest eligible for capitalization following the opening of City of Dreams, Grand Hyatt and The House of Dancing Water in June 2009, the fourth quarter of 2009 and September 2010, respectively, offset in part by a decrease of US$13.1 million of interest charges on the City of Dreams Project Facility, net of interest rate swap agreements, primarily as a result of reducing indebtedness by US$444.1 million by applying a portion of the net proceeds from the sale of the Senior Notes.

Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs net of capitalization, which primarily increased from the year ended December 31, 2009 due to the ineligibility for further capitalization following the completion and opening of City of Dreams in June 2009, and a credit of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility. Other finance costs for 2009 included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of City of Dreams Project Facility which includes a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility. There were no costs associated with debt modification for the year ended December 31, 2009.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2010 was a negative rate of 9.6%, as compared to a positive rate of 0.04% for the year ended December 31, 2009. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the year ended December 31, 2009 and the year ended December 31, 2010, the impact of a net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of tax holiday of US$28.1 million for the year ended December 31, 2010 due to our income tax exemption in Macau. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As a result of the foregoing, there was a net loss of US$10.5 million for the year ended December 31, 2010, compared to a net loss of US$308.5 million for the year ended December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2011, we held unrestricted and restricted cash and cash equivalents of approximately US$1,158.0 million and US$364.8 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The non-current portion of restricted cash of RMB2.3 billion (approximately US$364.8 million) represents the RMB Bonds proceeds deposited into a bank account for securing the Deposit-Linked Loan. The current portion of restricted cash as of December 31, 2010 was released upon approval obtained from the lenders in July 2011.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below, for a period of 12 months following the date of the annual report to be published. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(In thousands of US$)
Net cash provided by (used in) operating activities	$744,660	$401,955	$(112,257)
Net cash used in investing activities	(585,388)	(190,310)	(1,143,639)
Net cash provided by financing activities	557,910	17,680	653,350
Effect of foreign exchange on cash and cash equivalents	(1,081)	—	—

Net increase (decrease) in cash and cash equivalents	716,101	229,325	(602,546)
Cash and cash equivalents at beginning of year	441,923	212,598	815,144

Cash and cash equivalents at end of year	$1,158,024	$441,923	$212,598

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass table games play, slot machine play, food and beverage, and entertainment, conducted primarily on a cash basis.

Net cash provided by operating activities was US$744.7 million for the year ended December 31, 2011, compared to US$402.0 million for the year ended December 31, 2010. The increase in net cash provided in operating activities was mainly attributable to significant improvement in casino revenues, as well as a full year of operation of The House of Dancing Water, which opened in September 2010. Net cash provided by operating activities was US$402.0 million for the year ended December 31, 2010, compared to net cash used in operating activities of US$112.3 million for the year ended December 31, 2009. From 2009 to 2010, there was an increase in operating cash flow mainly attributable to the improvement in results and a full year of operation of City of Dreams, which opened in June 2009.

Investing Activities

Net cash used in investing activities was US$585.4 million for the year ended December 31, 2011, compared to US$190.3 million for the year ended December 31, 2010, primarily due to an increase in restricted cash and a payment of US$290.0 million for the acquisition of a 60% equity interest in SCI (net of cash and cash equivalents acquired of US$35.8 million), offset in part by a reduction in payments for construction and development activities relating to The House of Dancing Water.

For the year ended December 31, 2011, there was a net increase of US$186.0 million in the amount of restricted cash, primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$23.3 million to unrestricted cash after the completion of amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditure payments for the year ended December 31, 2011 were US$90.3 million. We also paid US$15.3 million for the scheduled instalment of City of Dreams’ land premium payment during the year ended December 31, 2011.

Net cash used in investing activities was US$190.3 million for the year ended December 31, 2010, compared to US$1,143.6 million for the year ended December 31, 2009. The decrease is primarily due to a reduction in construction and development activities relating to City of Dreams, which opened in June 2009.

Our total capital expenditure payments for the year ended December 31, 2010 were US$197.4 million. We also paid US$29.8 million for City of Dreams’ land use rights and US$27.1 million for entertainment production costs for The House of Dancing Water for the year ended December 31, 2010.

For the year ended December 31, 2010, there was a net decrease of US$69.1 million in the amount of restricted cash, primarily due to the settlement of US$210.3 million of City of Dreams costs in accordance with the City of Dreams Project Facility, offset in part by a net increase of US$97.5 million in the balance associated with the issuance of the Senior Notes as described below and an increase of US$47.0 million of cash set aside in accordance with the City of Dreams Project Facility, both of which were for future repayments of the City of Dreams Project Facility.

We expect to incur significant capital expenditures for Studio City in the future. We are also re-evaluating the next phase of our development plan at City of Dreams.

The following table sets forth our capital expenditures by segment for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
	(in thousands of US$)
Mocha Clubs	23,558	13,140	11,448
Altira Macau	6,662	7,784	6,712
City of Dreams	39,774	94,279	808,424
Studio City	713,253	—	—
Corporate and Others	2,387	4,457	2,152
Total capital expenditures	785,634	119,660	828,736

Our capital expenditures for the year ended December 31, 2011 increased significantly primarily due to the acquisition and development of Studio City. The decrease for the year ended December 31, 2010 from the year ended December 31, 2009 was primarily due to the completion of construction and opening of City of Dreams in 2009.

Financing Activities

Net cash provided by financing activities amounted to US$557.9 million for the year ended December 31, 2011, primarily from the proceeds of the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan totaling US$706.6 million in May 2011 and proceeds from the exercise of share options totaling US$4.6 million, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$36.1 million.

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the Senior Notes amounting to US$592.0 million, offset in part by the repayment of long term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the Senior Notes of US$22.9 million.

Net cash provided by financing activities amounted to US$653.4 million for the year ended December 31, 2009, primarily due to drawdown proceeds of US$270.7 million from the City of Dreams Project Facility and proceeds from our follow-on public offerings in May 2009 and August 2009 totaling US$383.5 million after deducting offering expenses.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2011:

As of December 31, 2011
(in thousands of US$)
2011 Credit Facilities	1,014,729
Senior Notes, net(1)	593,166
RMB Bonds	364,807
Deposit-Linked Loan	353,278

2,325,980

Note:

(1)	Net of unamortized issue discount.

Major changes in our indebtedness during the year ended December 31, 2011 are summarized below.

In May 2010, our subsidiary, MCE Finance, issued US$600 million aggregate principal amount of Senior Notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The net proceeds were used to reduce our indebtedness under the City of Dreams Project Facility.

In May 2011, we issued RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of SGX-ST. On May 20, 2011, we entered into the Deposit-Linked Loan for HK$2.7 billion (equivalent to US$353.3 million based on exchange rate on transaction date), which is secured by a deposit of RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) principally funded by the net proceeds of the RMB Bonds to hedge our exchange rate exposure. We intend to use the Deposit-Linked Loan (i) to fund potential future growth and expansion opportunities, which may include acquisitions, (ii) to repay existing debt, (iii) to partially pre-fund certain scheduled interest payments on the RMB Bonds, (iv) for working capital requirements; and (v) for general corporate purposes. As of December 31, 2011, US$325 million of the Deposit-Linked Loan had been used to make payments related to the acquisition of a 60% equity interest in SCI.

In June 2011, we completed an amendment to the City of Dreams Project Facility, known as the 2011 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the City of Dreams Project Facility and extended the repayment maturity date, thereby increasing our financial flexibility. The 2011 Credit Facilities include a revolving credit facility that we have presented as a long-term liability, as we have both the intent and the ability to refinance these borrowings on a long-term basis.

On November 29, 2011, the outstanding shareholder loans with an aggregate balance of approximately US$115.6 million were converted into 40,211,930 ordinary shares of our Company at a conversion price of US$2.87 per ordinary share.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City and potentially the next phase of City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

On December 7, 2011, we successfully completed a dual primary listing on the Stock Exchange by way of introduction. This dual primary listing is expected to provide access to a broader range of investors and provide access to additional sources of equity capital if required.

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a hotel featuring either an apartment hotel or a general hotel.

Both Studio City and the next phase of City of Dreams are subject to further financing. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2011, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling US$60.6 million. In addition, we have contingent liabilities arising in the ordinary course of business.

As of December 31, 2011 and 2010, our gearing ratios were 37.1% and 37.7%, respectively. Our gearing ratio decreased slightly as of December 31, 2011, primarily as a result of increased cash and cash equivalents due to the growth of our business and enhancements in our capital structure and also the conversion of shareholders’ loans, offset by the increased indebtedness from the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan.

Melco Crown Gaming has a rating of “BB-” by Standard & Poor’s and a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

For a discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see Note 7 to the consolidated financial statements in this preliminary announcement.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2010	2009
OPERATING REVENUES
Casino	$3,679,423	$2,550,542	$1,304,634
Rooms	103,009	83,718	41,215
Food and beverage	61,840	56,679	28,180
Entertainment, retail and others	86,167	32,679	11,877

Gross revenues	3,930,439	2,723,618	1,385,906
Less: promotional allowances	(99,592)	(81,642)	(53,033)

Net revenues	3,830,847	2,641,976	1,332,873

OPERATING COSTS AND EXPENSES
Casino	(2,698,981)	(1,949,024)	(1,130,302)
Rooms	(18,247)	(16,132)	(6,357)
Food and beverage	(34,194)	(32,898)	(16,853)
Entertainment, retail and others	(58,404)	(19,776)	(4,004)
General and administrative	(220,224)	(199,830)	(130,986)
Pre-opening costs	(2,690)	(18,648)	(91,882)
Development costs	(1,110)	—	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(34,401)	(19,522)	(18,395)
Depreciation and amortization	(259,224)	(236,306)	(141,864)
Property charges and others	(1,025)	(91)	(7,040)

Total operating costs and expenses	(3,385,737)	(2,549,464)	(1,604,920)

OPERATING INCOME (LOSS)	$445,110	$92,512	$(272,047)

	Year Ended December 31,
	2011	2010	2009
NON-OPERATING EXPENSES
Interest income	$4,131	$404	$498
Interest expenses, net of capitalized interest	(113,806)	(93,357)	(31,824)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	(4,310)	—	—
Change in fair value of interest rate swap agreements	3,947	—	—
Amortization of deferred financing costs	(14,203)	(14,302)	(5,974)
Loan commitment fees	(1,411)	3,811	(2,253)
Foreign exchange (loss) gain, net	(1,771)	3,563	491
Other income, net	3,664	1,074	2,516
Listing expenses	(8,950)	—	—
Loss on extinguishment of debt (Note 5)	(25,193)	—	—
Costs associated with debt modification	—	(3,310)	—

Total non-operating expenses	(157,902)	(102,117)	(36,546)

INCOME (LOSS) BEFORE INCOME TAX	287,208	(9,605)	(308,593)
INCOME TAX CREDIT (EXPENSE) (Note 6)	1,636	(920)	132

NET INCOME (LOSS)	288,844	(10,525)	(308,461)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,812	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$294,656	$(10,525)	$(308,461)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.184	$(0.007)	$(0.210)

Diluted	$0.182	$(0.007)	$(0.210)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,604,213,324	1,595,552,022	1,465,974,019

Diluted	1,616,854,682	1,595,552,022	1,465,974,019

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2011	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,158,024	$441,923
Restricted cash	—	167,286
Accounts receivable, net (Note 3)	306,500	259,521
Amounts due from affiliated companies (Note 8(a))	1,846	1,528
Amount due from a shareholder (Note 8(d))	6	—
Income tax receivable	—	198
Inventories	15,258	14,990
Prepaid expenses and other current assets	23,882	15,026

Total current assets	1,505,516	900,472

PROPERTY AND EQUIPMENT, NET	2,655,429	2,671,895
GAMING SUBCONCESSION, NET	599,505	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	72,858	95,629
RESTRICTED CASH	364,807	—
DEFERRED TAX ASSETS (Note 6)	24	25
DEFERRED FINANCING COSTS	42,738	45,387
LAND USE RIGHTS, NET	942,968	428,155

TOTAL	$6,269,980	$4,884,440

	December 31,
	2011	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable (Note 4)	$12,023	$8,880
Accrued expenses and other current liabilities	588,719	462,084
Income tax payable	1,240	934
Current portion of long-term debt (Note 5)	—	202,997
Amounts due to affiliated companies (Note 8(b))	1,137	673
Amounts due to shareholders (Note 8(d))	—	36

Total current liabilities	603,119	675,604

LONG-TERM DEBT (Note 5)	2,325,980	1,521,251
OTHER LONG-TERM LIABILITIES	27,900	6,496
DEFERRED TAX LIABILITIES (Note 6)	70,028	18,010
LOANS FROM SHAREHOLDERS (Note 8(c))	—	115,647
LAND USE RIGHTS PAYABLE	55,301	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 and 2,500,000,000 shares as of December 31, 2011 and 2010 and issued and paid — 1,653,101,002 and 1,605,658,111 shares as of December 31, 2011 and 2010, respectively)	16,531	16,056
Treasury shares, at US$0.01 par value per share (10,552,328 and 8,409,186 shares as of December 31, 2011 and 2010, respectively)	(106)	(84)
Additional paid-in capital	3,223,274	3,095,730
Accumulated other comprehensive losses	(1,034)	(11,345)
Accumulated losses	(282,510)	(577,166)

Total Melco Crown Entertainment Limited shareholders’ equity	2,956,155	2,523,191
Noncontrolling interests	231,497	—

Total equity	3,187,652	2,523,191

TOTAL	$6,269,980	$4,884,440

NET CURRENT ASSETS	$902,397	$224,868

TOTAL ASSETS LESS CURRENT LIABILITIES	$5,666,861	$4,208,836

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams — an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) — a casino and hotel resort which opened in May 2007, and Mocha Clubs — non-casino-based operations of electronic gaming machines which have been in operation since September 2003. The Group also holds Studio City, an integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau (“Studio City”).

As of December 31, 2011 and 2010, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and includes applicable disclosures required by the Rules Governing the Listing of Securities on SEHK (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

	Year Ended December 31,
	2011	2010	2009
Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share	1,604,213,324	1,595,552,022	1,465,974,019
Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method	12,641,358	—	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the Company per share	1,616,854,682	1,595,552,022	1,465,974,019

During the year ended December 31, 2011, 5,547,036 outstanding share options as at December 31, 2011 were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive. During the years ended December 31, 2010 and 2009, the Company had securities which would potentially dilute basic net loss attributable to the Company per share in the future, but which were excluded from the computation of diluted net loss attributable to the Company per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509 and 13,931,088 ordinary shares from the assumed conversion/exercise of these restricted shares and share options using the treasury stock method for the years ended December 31, 2010 and 2009, respectively.

(c)	Recent Changes in Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding fair value measurement amendments to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The FASB also clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The guidance is effective on a prospective basis for the Group on January 1, 2012 and is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements. This guidance amends existing presentation and disclosure requirements concerning comprehensive income, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement. Furthermore, the accounting standards update prohibits an entity from presenting other comprehensive income and losses in a statement of changes in equity. In December 2011, the FASB issued an accounting standards update to defer the requirement that was originally included in the June 2011 accounting standard update for an entity to present reclassifications between other comprehensive income or loss and net income or loss. This accounting standards update (as modified) is effective on a retrospective basis for the Group on January 1, 2012, and will result in changes to the presentation of comprehensive net income in the Group’s consolidated financial statements, but will have no effect on the Group’s financial position, results of operations and cash flows.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is more likely than not that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance is effective for the Group on January 1, 2012 and is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

In December 2011, the FASB issued an accounting standard update related to disclosures about offsetting assets and liabilities. The amendments require that a company disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance current disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current accounting guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current accounting guidance. We do not expect the provisions of this guidance, which are effective a retrospective basis for the Group on January 1, 2013, to have a material impact on the Group’s financial position, results of operations and cash flows, as its requirements are disclosure-only in nature.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2011	2010
Casino	$385,898	$293,976
Hotel	3,691	4,438
Other	3,686	2,597

Sub-total	$393,275	$301,011
Less: allowance for doubtful debts	(86,775)	(41,490)

	$306,500	$259,521

During the years ended December 31, 2011, 2010 and 2009, the Group has provided allowance for doubtful debts of $36,871, $32,241 and $16,114 and has written off accounts receivable of $932, $941 and $643, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2011	2010	2009
At beginning of year	$41,490	$24,227	$8,113
Additional allowance	36,871	32,241	16,114
Reclassified from (to) long-term receivables, net	8,414	(14,978)	—

At end of year	$86,775	$41,490	$24,227

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2011	2010
Current	$220,141	$156,615
1–30 days	41,571	32,305
31–60 days	3,344	8,783
61–90 days	2,573	11,981
Over 90 days	38,871	49,837

	$306,500	$259,521

4.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2011	2010
Within 30 days	$9,551	$8,431
31–60 days	755	319
61–90 days	1,196	37
Over 90 days	521	93

	$12,023	$8,880

5.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2011	2010
City of Dreams Project Facility	$—	$1,131,805
2011 Credit Facilities	1,014,729	—
Senior Notes (1)	593,166	592,443
RMB Bonds	364,807	—
Deposit-Linked Loan	353,278	—

	$2,325,980	$1,724,248
Current portion of long-term debt	—	(202,997)

	$2,325,980	$1,521,251

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition to the Scheduled Amortization Payments, the Borrower was also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of the following amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) including but not limited to: (i) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group; (ii) the net proceeds of any asset sales; (iii) net termination proceeds paid under the Borrower’s subconcession and certain contracts or agreements; (iv) certain net proceeds or liquidated damages paid; (v) insurance proceeds net of expenses to obtain such proceeds; and (vi) excess cash as defined under a leverage test.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants. The Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group. Security for the City of Dreams Project Facility included: a first-priority mortgage over all land where Altira Macau and City of Dreams are located which are held by subsidiaries of the Company (such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land); an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group and equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

The City of Dreams Project Facility agreement contained certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness (including guarantees), making certain investments, paying dividends and other restricted payments, creating any subsidiaries and selling assets.

The City of Dreams Project Facility also required the Borrowing Group to comply with certain financial covenants, including, but not limited to:

•

a consolidated leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending December 31, 2010, March 31, 2011 and June 30, 2011, cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011 and March 31, 2012, and cannot exceed 3.75 to 1.00 for the reporting periods ending June 30, 2012 onwards;

•

a consolidated interest cover ratio, which must be greater than or equal to 2.50 to 1.00 for the reporting periods ending December 31, 2010 and March 31, 2011, and must be greater than or equal to 3.00 to 1.00 for the reporting periods ending June 30, 2011 onwards; and

•	a consolidated cash cover ratio, which must be greater than or equal to 1.05 to 1.00 for the reporting periods ending December 31, 2010 onwards.

In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company. As of December 31, 2010, the net assets of the Borrowing Group of approximately $1,553,000 was restricted from being distributed under the terms of the City of Dreams Project Facility.

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility (the “Amendment Agreement”). The Amendment Agreement, among other things, (i) amended the date of the first covenant test date to December 31, 2010; (ii) provided additional flexibility to the financial covenants; (iii) removed the obligation but retained the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricted the use of the net proceeds received from the issuance of the Senior Notes of approximately $577,066 to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepaying the Term Loan Facility in an amount of $293,714 and the Revolving Credit Facility in an amount of $150,352, with the remaining net proceeds in an amount of $133,000 deposited in a bank account that was restricted for use to pay future Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000.

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

A total of $250,000 short-term deposits were placed by the Borrower in May and September 2009 to replace the $250,000 letters of credit previously provided to support the contingent equity commitment by the major shareholders of the Company, Melco and Crown, which were to be released upon the final completion for the City of Dreams project (or earlier subject to lender determination that the full amount was not required to meet remaining costs) and compliance with other release conditions under the City of Dreams Project Facility.

The Borrower had no draw down on the Term Loan Facility and Revolving Credit Facility during the year ended December 31, 2010. During the year ended December 31, 2009, the Borrower drew down a total of $70,951, which included $12,685 and HK$453,312,004 (equivalent to $58,266) on the Term Loan Facility and a total of $199,740, which included $32,469 and HK$1,301,364,572 (equivalent to $167,271), on the Revolving Credit Facility, respectively.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. Loan commitment fees on the City of Dreams Project Facility amounting to $461 and $2,253 were recognized during the years ended December 31, 2011 and 2009, respectively. During the year ended December 31, 2010, the Borrower recognized a loan commitment fee with credit amount of $3,811, which include a commitment fee of $814 and a reversal of accrual not required of $4,625.

As of December 31, 2010, total outstanding borrowings relating to the City of Dreams Project Facility was $1,131,805. Management believes the Group was in compliance with all covenants of the City of Dreams Project Facility as of December 31, 2010.

In addition to the prepayment of the Term Loan Facility and Revolving Credit Facility in May 2010 in accordance with the Amendment Agreement as described above, during the years ended December 31, 2011 and 2010, the Borrower further repaid $89,158 and $35,693 and prepaid $20,896 and $71,643 of the Term Loan Facility, according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively. During the year ended December 31, 2011, the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into among the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly owned subsidiary of the Borrower, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains the same as under the City of Dreams Project Facility (although the terms of the associated security documents have been amended for consistency with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation:

•

a leverage ratio, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

•

total leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

•	interest cover ratio, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail below under “Distribution of Profits”). As of December 31, 2011, the net assets of the 2011 Borrowing Group of approximately $1,896,000 was restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fee on the 2011 Credit Facilities amounting to $950 was recognized during the year ended December 31, 2011.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the applicable future cash flows under the 2011 Credit Facilities are more than 10% different from the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fee and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

As of December 31, 2011, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729). Management believes the Group was in compliance with all covenants of the 2011 Credit Facilities as of December 31, 2011. As of December 31, 2011, HK$1,467,565,430 (equivalent to $188,633) of the 2011 Revolving Credit Facility remains available for future draw down.

Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”) (formerly known as MPEL Holdings Limited) issued and listed the Senior Notes on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance, including Melco Crown Gaming (together with the Senior Guarantors, the “Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior subordinated secured basis. Upon entering of the 2011 Credit Facilities, the guarantees provided under the Senior Notes were amended with the principal effect being that claims of noteholders under the Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities will rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The Senior Notes mature on May 15, 2018. Interest on the Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility Scheduled Amortization Payments commencing December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The Senior Notes have been reflected net of discount under long-term debt in the consolidated balance sheets.

At any time after May 15, 2014, 2015 and 2016 and thereafter, MCE Finance may redeem some or all of the Senior Notes at the redemption prices of 105.125%, 102.563% and 100.000% respectively, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2014, MCE Finance may redeem all or part of the Senior Notes at the redemption price set forth in the related prospectus plus the applicable “make-whole” premium described in the related prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price of 110.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the related prospectus, MCE Finance may redeem the Senior Notes in whole, but not in part, at a price equal to 100% of their principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any Guarantor would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the Senior Notes if the gaming authority of any jurisdiction in which the Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires holders or beneficial owners of the Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable.

The indenture governing the Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2011, MCE Finance was in compliance with each of the financial restrictions and requirements.

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

The Group capitalized the underwriting fee and related issuance costs in relation to the Senior Notes of $14,585 as deferred financing costs.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on May 9 and November 9 of each year, commencing on November 9, 2011.

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of the RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth not to be less than $1,000,000 and a maximum leverage ratio not to exceed 2.50:1.00.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs. Management believes the Company was in compliance with all covenants of the RMB Bonds as of December 31, 2011.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. During the year ended December 31, 2011, one of the RMB forward contracts was settled on November 9, 2011 and as of December 31, 2011, the fair value of the remaining forward exchange rate contract of $7 was recorded as forward exchange rate contract receivable and included in prepaid expenses and other current assets.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of December 31, 2011, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $364,807), required to be set aside for the duration of this debt were recorded as non-current restricted cash in the consolidated balance sheets.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2011	2010	2009
Interest for City of Dreams Project Facility*	$13,269	$39,157	$50,824
Interest for 2011 Credit Facilities*	13,731	—	—
Interest for Senior Notes**	61,500	38,438	—
Amortization of discount in connection with issuance of Senior Notes**	723	417	—
Interest for RMB Bonds*	8,647	—	—
Interest for Deposit-Linked Loan*	6,300	—	—

	$104,170	$78,012	$50,824
Interest capitalized	(3,157)	(11,823)	(37,374)

	$101,013	$66,189	$13,450

*	Long-term debt repayable within five years.
**	Long-term debt repayable after five years.

During the years ended December 31, 2011, 2010 and 2009, the Group’s average borrowing rates were approximately 5.50%, 6.71% and 5.73% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2011 are as follows:

Year ending December 31,
2012	$—
2013	846,444
2014	256,717
2015	256,717
2016	372,936
Over 2016(2)	593,166

$2,325,980

The long-term debt are repayable as follows:

	December 31,
	2011	2010
Within one year or on demand	$—	$202,997
More than one year, but not exceeding two years	846,444	294,383
More than two years, but not exceeding five years	886,370	634,425
More than five years (1)	593,166	592,443

	$2,325,980	$1,724,248
Less: Amounts due within one year shown under current liabilities	—	(202,997)

	$2,325,980	$1,521,251

Notes

(1)	Net of unamortized issue discount for the Senior Notes of approximately $6,834 and $7,557 as of December 31, 2011 and 2010, respectively.
(2)	Net of unamortized issue discount for the Senior Notes of approximately $6,834 as of December 31, 2011.

6.	INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the years ended December 31, 2011, 2010 and 2009.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”) and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”) the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they are entitled to a vehicle tax holiday provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase.

The provision for income tax consisted of:

	Year Ended December 31,
	2011	2010	2009
Income tax provision for current year:
Macau Complementary Tax	$223	$165	$190
Hong Kong Profits Tax	822	473	731
Profits tax in other jurisdictions	161	65	—

Sub-total	$1,206	$703	$921

Under (over) provision of income tax in prior years:
Macau Complementary Tax	$3	$(18)	$2
Hong Kong Profits Tax	142	(1)	351
Profits tax in other jurisdictions	(21)	8	—

Sub-total	$124	$(11)	$353

Deferred tax (credit) charge:
Macau Complementary Tax	$(2,779)	$166	$(1,537)
Hong Kong Profits Tax	(185)	58	131
Profits tax in other jurisdictions	(2)	4	—

Sub-total	$(2,966)	$228	$(1,406)

Total income tax (credit) expense	$(1,636)	$920	$(132)

A reconciliation of the income tax (credit) expense to income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2011	2010	2009
Income (loss) before income tax	$287,208	$(9,605)	$(308,593)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	34,465	(1,153)	(37,031)
Effect of different tax rates of subsidiaries operating in other jurisdictions	242	169	235
Under (over) provision in prior years	124	(11)	353
Effect of income for which no income tax expense is payable	(575)	(258)	(633)
Effect of expense for which no income tax benefit is receivable	12,191	7,868	2,978
Effect of tax holiday granted by Macau Government	(69,677)	(28,069)	—
Losses that cannot be carried forward	—	—	15,639
Change in valuation allowance	21,594	22,374	18,327

	$(1,636)	$920	$(132)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the years ended December 31, 2011, 2010 and 2009, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2011 and 2010 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for profits tax in other jurisdictions for the year ended December 31, 2009 was made as the representative offices and branches incurred tax losses where they operate. No provision for income tax in the United States of America for the years ended December 31, 2011, 2010 and 2009 was provided as the subsidiaries incurred tax losses.

Melco Crown Gaming was granted a tax holiday from Macau Complementary Tax on casino gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Gaming was extended for an additional 5 years through 2016. During the years ended December 31, 2011 and 2010, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to the Company for the year ended December 31, 2011 would have been decreased by $69,677, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.043 per share; and the Group’s consolidated net loss attributable to the Company for the year ended December 31, 2010 would have been increased by $28,069, and basic and diluted net loss attributable to the Company per share would have reported additional loss of $0.018 per share. Melco Crown Gaming reported net loss during the year ended December 31, 2009, thus, there was no impact on the Group’s basic and diluted net loss attributable to the Company per share. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The effective tax rates for the years ended December 31, 2011 and 2010 were negative rates of 0.6% and 9.6%, respectively, and the effective tax rate for the year ended December 31, 2009 was a positive rate of 0.04%. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2011, 2010 and 2009 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2011 and 2010 and the impact of net loss of Melco Crown Gaming during the year ended December 31, 2009.

The deferred tax assets and liabilities as of December 31, 2011 and 2010 consisted of the following:

	December 31,
	2011	2010
Deferred tax assets
Net operating loss carried forwards	$60,782	$47,183
Depreciation and amortization	24	—

Sub-total	$60,806	$47,183

Valuation allowance
Current	(17,816)	(6,968)
Long-term	(42,966)	(40,190)

Sub-total	$(60,782)	$(47,158)

Total net deferred tax assets	$24	$25

Deferred tax liabilities
Land use rights	$(68,552)	$(16,209)
Intangible assets	(505)	(505)
Unrealized capital allowance	(971)	(1,296)

Total net deferred tax liabilities	$(70,028)	$(18,010)

As of December 31, 2011 and 2010, valuation allowance of $60,782 and $47,158 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2011, adjusted operating tax loss carry forwards, amounting to $148,470, $178,100 and $179,953 will expire in 2012, 2013 and 2014, respectively. Adjusted operating tax loss carried forwards of $57,563 has expired during the year ended December 31, 2011.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of subsidiaries are accounted for as a temporary difference, except that deferred tax liabilities are not recorded for undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested in foreign jurisdictions. The Company has a plan for reinvestment of undistributed earnings of its foreign subsidiaries as of December 31, 2011, which demonstrates such earnings will be indefinitely reinvested in the applicable jurisdictions. As such, no deferred tax liabilities have been recorded.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2011 and 2010, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau and the United States of America are 6 years, 5 years and 3 years, respectively.

7.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2011 and 2010, the balance of the reserve amounted to $3 in each of those years.

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries were only be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.

During the years ended December 31, 2011, 2010 and 2009, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

8.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011, 2010 and 2009, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2011	2010	2009
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules

Chin Son, Limited(1)	Purchase of property and equipment	$1,756	$—	$—

Crown’s subsidiary	Consultancy fee capitalized in construction in progress	—	—	1,312
	Consultancy fee recognized as expense	461	298	761
	Management fees expense	—	3	45
	Office rental expense	—	3	13
	Purchase of property and equipment	307	—	74
	Service fee expense(5)	—	(24)	48

		Year Ended December 31,
Related companies	Nature of transactions	2011	2010	2009
	Traveling expense	$—	$—	$12
	Other service fee income	43	14	767
	Rooms and food and beverage income	—	3	—

Lisboa Holdings Limited(1)	Office rental expense	1,493	1,106	1,105

Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	9	—	—
	Consultancy fee expense	509	570	540
	Management fees expense	14	14	—
	Network support fee expense	—	—	28
	Office rental expense	533	533	485
	Operating and office supplies expenses	68	160	33
	Purchase of property and equipment	186	1,287	55,021
	Repairs and maintenance expenses	—	236	87
	Service fee expense(6)	502	524	646
	Other service fee income	307	254	129
	Rooms and food and beverage income	221	13	12

Melco Crown Entertainment Charity Association (“MCE Charity Association”)(2)	Donation expense	120	—	—

Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”)(1)	Advertising and promotional expenses	—	—	126
	Office rental expense	124	212	131
	Operating and office supplies expenses	20	18	18
	Purchase of property and equipment	6	—	—
	Traveling expense(7)(8)	2,794	2,750	2,058
	Rooms and food and beverage income	445	64	—

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	2,008	1,433	852

		Year Ended December 31,
Related companies	Nature of transactions	2011	2010	2009
Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Office rental expense	$—	$158	$206
	Traveling expense capitalized in construction in progress(7)	2	—	—
	Traveling expense recognized as expense(7)	482	—	—

Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”)(1)	Advertising and promotional expenses	116	75	85
	Office rental expense	807	259	259
	Service fee expense	113	—	54
	Traveling expense capitalized in construction in progress(7)	—	3	65
	Traveling expense recognized as expense(7)	115	792	739

Transactions with affiliated companies that did not constitute connected tranactions under Chapter 14A of the Listing Rules

Chang Wah Garment Manufacturing Company Limited (“Chang Wah”)(3)	Operating and office supplies expenses	—	—	175
	Purchase of property and equipment	—	—	150

MGM Grand Paradise Limited (“MGM”)(1)	Office rental expense	—	—	155
	Operating and office supplies expenses	—	3	—
	Purchase of property and equipment	—	—	37

Shuffle Master Asia Limited (“Shuffle Master”)(4)	Operating and office supplies expenses	—	—	31
	Purchase of property and equipment	—	—	4,200

		Year Ended December 31,
Related companies	Nature of transactions	2011	2010	2009
Transactions with shareholders that constituted connected transactions under Chapter 14A of the Listing Rules

Crown	Interest charges capitalized in construction in progress	$—	$—	$198
	Interest charges recognized as expense	97	86	77
	Other service fee income	4	—	—
	Rooms and food and beverage income	39	—	—

Melco	Interest charges capitalized in construction in progress	—	—	765
	Interest charges recognized as expense	174	156	138
	Other service fee income	—	23	—
	Rooms and food and beverage income	$15	$39	$11

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	An association of which certain subsidiaries of the Company are directors.
(3)	A company in which a relative of Mr. Lawrence Ho had beneficial interest until end of December 2009.
(4)	Companies in which the Company’s former Chief Operating Officer, who resigned this position in May 2009, was an independent non-executive director of its parent company.
(5)	The negative amount including reversal of over-accrual of related expense during the year.
(6)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(7)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(8)	The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Melco’s subsidiaries and its associated companies	$1,744	$1,464
Shun Tak Group	102	64

	$1,846	$1,528

The maximum amounts outstanding due from Melco’s subsidiaries during the years ended December 31, 2011 and 2010 were $1,841 and $1,757, respectively. The maximum amounts outstanding due from Melco’s associated companies during the years ended December 31, 2011 and 2010 were $4 and $5, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2011 and 2010 were $236 and $64, respectively.

The outstanding balances due from affiliated companies as of December 31, 2011 and 2010 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Crown’s subsidiary	$18	$99
Melco’s subsidiaries and its associated companies	179	134
MCE Charity Association	120	—
Shun Tak Group	304	276
SJM	113	—
Sky Shuttle	302	—
STDM Group	101	164

	$1,137	$673

The outstanding balances due to affiliated companies as of December 31, 2011 and 2010 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Loans From Shareholders

Melco and Crown provided loans to the Company mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

As of December 31, 2010, the outstanding loan balance due to Melco amounted to HK$578,577,752 (approximately $74,367), was unsecured, interest bearing at 3-month HIBOR per annum and at 3-month HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009 and repayable in May 2012. As of December 31, 2010, the outstanding loan balance due to Crown amounted to HK$321,157,031 (approximately $41,280), was unsecured, interest bearing at 3-month HIBOR per annum and repayable in May 2012.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. They entered into a series of agreements, pursuant to which, on November 29, 2011 (the “Capitalization Date”):

•

Melco transferred by novation HK$180,000,000 (approximately $23,136) of the outstanding loan balances owed to Melco by the Company to Crown. On completion of the novation, the Company was indebted to Melco in the sum of HK$398,577,752 (approximately $51,231) and Crown in the sum of HK$501,157,031 (approximately $64,416).

•

Each of Melco and Crown agreed to convert outstanding loan balances owed by the Company to them into shares. The Company issued a total of 40,211,930 ordinary shares in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

The maximum amount of outstanding loan balances due to Melco and Crown during the years ended December 31, 2011 and 2010 was HK$578,577,752 (approximately $74,367) and HK$501,157,031 (approximately $64,416), respectively.

(d)	Amounts Due From/To Shareholders

As of December 31, 2011, the outstanding balance due from Melco of $6, arising from operating income received. As of December 31, 2010, the outstanding balance was a payable to Melco of $23, mainly related to interest payable on the outstanding loan balances. These amounts were unsecured, non-interest bearing and repayable on demand.

The amounts of $13 due to Crown as of December 31, 2010, related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.

9.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

	December 31,
	2011	2010	2009
Mocha Clubs	$174,404	$145,173	$144,455
Altira Macau	577,145	571,504	575,477
City of Dreams	3,103,458	3,202,692	3,075,052
Studio City	713,637	—	—
Corporate and Others	1,701,336	965,071	1,067,861

Total consolidated assets	$6,269,980	$4,884,440	$4,862,845

Capital Expenditures

	Year Ended December 31,
	2011	2010	2009
Mocha Clubs	$23,558	$13,140	$11,448
Altira Macau	6,662	7,784	6,712
City of Dreams	39,774	94,279	808,424
Studio City	713,253	—	—
Corporate and Others	2,387	4,457	2,152

Total capital expenditures	$785,634	$119,660	$828,736

For the years ended December 31, 2011, 2010 and 2009, there was no single customer that contributed more than 10% of the total revenues.

The Group’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2011	2010	2009
NET REVENUES
Mocha Clubs	$131,934	$111,984	$97,984
Altira Macau	1,173,930	859,755	658,043
City of Dreams	2,491,383	1,638,401	552,141
Studio City	—	—	—
Corporate and Others	33,600	31,836	24,705

Total net revenues	$3,830,847	$2,641,976	$1,332,873

ADJUSTED PROPERTY EBITDA(1)
Mocha Clubs	$40,475	$29,831	$25,416
Altira Macau	246,300	133,679	13,702
City of Dreams	594,440	326,338	56,666
Studio City	(300)	—	—

Total adjusted property EBITDA	880,915	489,848	95,784

OPERATING COSTS AND EXPENSES
Pre-opening costs	(2,690)	(18,648)	(91,882)
Development costs	(1,110)	—	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(34,401)	(19,522)	(18,395)
Depreciation and amortization	(259,224)	(236,306)	(141,864)
Share-based compensation	(8,624)	(6,043)	(11,385)
Property charges and others	(1,025)	(91)	(7,040)
Corporate and others expenses	(71,494)	(59,489)	(40,028)

Total operating costs and expenses	(435,805)	(397,336)	(367,831)

OPERATING INCOME (LOSS)	$445,110	$92,512	$(272,047)

	Year Ended December 31,
	2011	2010	2009
NON-OPERATING EXPENSES
Interest income	$4,131	$404	$498
Interest expenses, net of capitalized interest	(113,806)	(93,357)	(31,824)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	(4,310)	—	—
Change in fair value of interest rate swap agreements	3,947	—	—
Amortization of deferred financing costs	(14,203)	(14,302)	(5,974)
Loan commitment fees	(1,411)	3,811	(2,253)
Foreign exchange (loss) gain, net	(1,771)	3,563	491
Other income, net	3,664	1,074	2,516
Listing expenses	(8,950)	—	—
Loss on extinguishment of debt	(25,193)	—	—
Costs associated with debt modification	—	(3,310)	—

Total non-operating expenses	(157,902)	(102,117)	(36,546)

INCOME (LOSS) BEFORE INCOME TAX	287,208	(9,605)	(308,593)
INCOME TAX CREDIT (EXPENSE)	1,636	(920)	132

NET INCOME (LOSS)	288,844	(10,525)	(308,461)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,812	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$294,656	$(10,525)	$(308,461)

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

10.	ACQUISITION OF SUBSIDIARIES

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Studio City International Holdings Limited (formerly known as Cyber One Agents Limited) (“Studio City International Holdings”) (together with its direct and indirect subsidiaries, the “Studio City Group”), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the noncontrolling shareholder who owns 40% interest in Studio City International Holdings), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first instalment of $50,000 was settled by the Group in August 2011, the second instalment of $25,000 will be payable in July 2012 and the remaining instalment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in the Studio City Group. The Studio City Group did not have any operation and revenue before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of the Studio City Group and this transaction was accounted for as acquisition of assets and liabilities.

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$35,818
Prepaid expenses and other current assets	72
Deposits	432
Land use right, net	549,079
Construction in progress	139,201
Accrued expenses and other current liabilities	(10,939)
Land use right payable	(47,020)
Deferred tax liabilities	(54,985)
Noncontrolling interests	(237,309)

Net assets	$374,349

Total consideration satisfied by:
Cash paid	$310,000
Payables for acquisition of assets and liabilities	45,964

355,964
Direct costs incurred for acquisition of assets and liabilities	18,385

$374,349

11.	DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The significant differences, that have a material impact on the Company’s shareholders’ equity and net income (loss) attributable to the Company, relate principally to the accounting for the following:

(a)	Capitalization of amortization of land use rights as property and equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b)	Borrowing costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(c)	Deferred income taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d)	Share-based compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e)	Deferred financing costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2011 and 2010 and net income (loss) attributable to the Company during the years ended December 31, 2011, 2010 and 2009 but may affect future periods and the relevant details are set out below:

Impairment of assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2011, 2010 and 2009, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2011 and 2010 or net income (loss) attributable to the Company during the years ended December 31, 2011, 2010 and 2009.

The material adjustments necessary to restate net income (loss) attributable to the Company and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

	Year Ended December 31,
	2011	2010	2009
Net income (loss) attributable to the Company as reported under U.S. GAAP	$294,656	$(10,525)	$(308,461)

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	13,346	382	6,872
Additional (reduction in) capitalization of borrowing costs as property and equipment	217	1,129	(110)
Reversal of deferred tax in relation to land use rights	(2,642)	(940)	(1,537)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	2,505	941	941
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(2,029)	(1,847)	(1,057)
Additional share-based compensation recognized	(1,639)	(210)	(1,449)
Reduction in amortization of deferred financing costs	3,386	—	—
Financing costs recognized as part of loss on extinguishment of debt	(29,328)	—	—
Reduction in net loss attributable to noncontrolling interests(1)	(5,220)	—	—

Net income (loss) attributable to the Company as reported under IFRS	$273,252	$(11,070)	$(304,801)

Net income (loss) attributable to the Company per share under IFRS:
Basic	$0.170	$(0.007)	$(0.208)

Diluted	$0.169	$(0.007)	$(0.208)

Weighted average shares used in net income (loss) attributable to the Company per share calculation under IFRS:
Basic	1,604,213,324	1,595,552,022	1,465,974,019

Diluted	1,618,034,027	1,595,552,022	1,465,974,019

	December 31,
	2011	2010
The Company’s shareholders’ equity as reported under U.S. GAAP	$2,956,155	$2,523,191

IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	61,143	47,797
Additional capitalization of borrowing costs as property and equipment	1,706	1,489
Reduction in amortization of deferred financing costs	3,386	—
Reversal of deferred tax in relation to land use rights	(11,155)	(8,513)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	7,347	4,842
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(5,597)	(3,568)
Financing costs recognized as part of loss on extinguishment of debt	(29,328)	—
Reduction in net loss attributable to noncontrolling interests	(5,220)	—

The Company’s shareholders’ equity as reported under IFRS	$2,978,437	$2,565,238

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	December 31,
	2011	2010
Property and equipment, net:
As reported	$2,655,429	$2,671,895
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	62,181	47,797
Additional capitalization of borrowing costs as property and equipment	1,706	1,489
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	(5,597)	(3,568)
Capitalization of start-up costs as property and equipment	910	—

Under IFRS	$2,714,629	$2,717,613

	December 31,
	2011	2010
Deferred financing costs:
As reported	$42,738	$45,387
IFRS adjustments(2) :
Reduction in amortization of deferred financing costs	3,386	—
Financing costs recognized as part of loss on extinguishment of debt	(29,328)	—

Under IFRS	$16,796	$45,387

Land use rights, net:
As reported	$942,968	$428,155
IFRS adjustments:
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	7,347	4,842
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(24,722)
Reduction in land use rights recognized upon acquisition of subsidiaries as a result of capitalization of amortization of land use rights and start-up costs as property and equipment	(1,948)	—

Under IFRS	$868,660	$408,275

Deferred tax liabilities:
As reported	$70,028	$18,010
IFRS adjustments:
Reversal of deferred tax in relation to land use rights	11,155	8,513
Reversal of deferred tax liabilities recognized upon acquisition of land use rights	(79,707)	(24,722)

Under IFRS	$1,476	$1,801

Additional paid-in capital:
As reported	$3,223,274	$3,095,730
IFRS adjustment:
Additional share-based compensation recognized	6,025	4,386

Under IFRS	$3,229,299	$3,100,116

	December 31,
	2011	2010
Noncontrolling interests:
As reported	$231,497	$—
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	5,338	—
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	626	—
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	(744)	—

Under IFRS	$236,717	$—

Accumulated losses:
As reported	$282,510	$577,166
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(61,143)	(47,797)
Additional capitalization of borrowing costs as property and equipment	(1,706)	(1,489)
Reversal of deferred tax in relation to land use rights	11,155	8,513
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(7,347)	(4,842)
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	5,597	3,568
Additional share-based compensation recognized	6,025	4,386
Reduction in amortization of deferred financing costs	(3,386)	—
Financing costs recognized as part of loss on extinguishment of debt	29,328	—
Reduction in net loss attributable to noncontrolling interests	5,220	—

Under IFRS	$266,253	$539,505

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

	Year Ended December 31,
	2011	2010	2009
General and administrative expenses:
As reported	$220,224	$199,830	$130,986
IFRS adjustment:
Additional share-based compensation recognized	1,639	210	1,449

Under IFRS	$221,863	$200,040	$132,435

Amortization of land use rights:
As reported	$34,401	$19,522	$18,395
IFRS adjustments:
Capitalization of amortization of land use rights as property and equipment	(13,346)	(382)	(6,872)
Decrease in amortization of land use rights as a result of change in assigned value of land use rights	(2,505)	(941)	(941)

Under IFRS	$18,550	$18,199	$10,582

Depreciation and amortization:
As reported	$259,224	$236,306	$141,864
IFRS adjustment:
Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs	2,029	1,847	1,057

Under IFRS	$261,253	$238,153	$142,921

Interest expenses, net of capitalized interest:
As reported	$113,806	$93,357	$31,824
IFRS adjustment:
(Additional) reduction in capitalization of borrowing costs as property and equipment	(217)	(1,129)	91

Under IFRS	$113,589	$92,228	$31,915

	Year Ended December 31,
	2011	2010	2009
Amortization of deferred financing costs:
As reported	$14,203	$14,302	$5,974
IFRS adjustments:
Reduction in amortization of deferred financing costs	(3,386)	—	—
Reduction in capitalization of borrowing costs as property and equipment	—	—	19

Under IFRS	$10,817	$14,302	$5,993

Loss on extinguishment of debt:
As reported	$25,193	$—	$—
IFRS adjustment:
Financing costs recognized as part of loss on extinguishment of debt	29,328	—	—

Under IFRS	$54,521	$—	$—

Income tax credit (expense):
As reported	$1,636	$(920)	$132
IFRS adjustment:
Reversal of deferred tax in relation to land use rights	(2,642)	(940)	(1,537)

Under IFRS	$(1,006)	$(1,860)	$(1,405)

Net loss attributable to noncontrolling interests:
As reported	$5,812	$—	$—
IFRS adjustments:
Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment	(5,338)	—	—
Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights	(626)	—	—
Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights	744	—	—

Under IFRS	$592	$—	$—

Notes

(1)	The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.
(2)	The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income (loss) attributable to the Company.

ACHIEVEMENTS AND AWARDS

In recognition of the Company’s outstanding business performance as well as continuous commitment to putting social responsibility into action, Melco Crown Entertainment, as well as its member companies, has been awarded a number of accolades during the year ended December 31, 2011.

Outstanding Business Practice

In recognition of the Company’s vision, originality and vitality that sets it apart from its gaming peer group, Melco Crown Entertainment was awarded the “Best Casino Operator of the Year in Asia” award for the third time at the International Gaming Awards in 2011.

Excellent Lodging

Equipped with a distinctive interior with outstanding services and amenities, Altira Macau was honored with the “Forbes 5-Star Award for Lodging” and “Forbes 5-Star Award for Spa” for the third consecutive year as selected by Forbes Travel Guide. Furthermore, it was cited as the “5-Star Best Hotel Macau”, “5-Star Best Spa Macau” and “Best Spa Hotel Asia Pacific” at the International Hotel Awards in association with Bloomberg Television. Grand Hyatt Macau in City of Dreams was also named the “Best Luxury Hotel in Macau” at the TTG China Travel Awards 2011, as well as the “Best Business Hotel in Macau” at Business Traveller Asia Pacific Awards 2011.

Best Gaming Experience

City of Dreams, a well-known landmark in Macau and the Company’s flagship integrated resort, received the “Best Casino VIP Room” and “Best Casino Interior Design” awards at the International Gaming Awards in 2011. The award citation praised Melco Crown Entertainment’s understanding and commitment to the Macau gaming landscape and highlighted our role in the transformation of Macau into an international gaming and leisure destination for the most discerning guests.

World-class Entertainment

The House of Dancing Water, the iconic entertainment centerpiece at City of Dreams, received the “Gold Prize” and “MassMutual Citation for Innovation” at the HKMA/TVB Awards for Marketing Excellence 2011 organized by the Hong Kong Management Association, which fully recognized the extravaganza’s solid contribution to redefining Macau’s entertainment landscape.

Designed by Pei Partnership Architects, Dancing Water Theater, one of the world’s largest water-based theaters which houses the world’s largest commercial pool featuring cutting-edge theater technology, is the only project in Macau that received the DFA (The Design for Asia) Merit Recognition Award for its design excellence.

Care for the Community

In recognition of the Company’s effort in environmental protection and leadership in deploying environmental-friendly facilities and equipment in its operations, City of Dreams was the first-ever facility in Macau to attain Indoor Environmental Quality Certification, and at the same time, the three hotels in City of Dreams, namely Crown Towers, Hard Rock Hotel and Grand Hyatt Macau, were honored with the “2010 Macao Green Hotel Award” in June 2011.

Deeply rooted in Macau, Melco Crown Entertainment has always been a keen supporter of local community events, and the Company’s consistent efforts to benefit the community have been recognized by society. The Company was one of the companies recognized in “The 4th Recognition Program on Hiring Handicapped Employees” by the Macau Labor Affairs Bureau in 2011. Altira Macau also captured the first runner-up and “Energy Saving Concept Award” at the “Energy Saving Contest” organized by the Office for Development of Energy (GDSE) and the Companhia de Electricidade de Macau (CEM) in 2011.

All these awards acknowledged the Company’s extraordinary business performance, high management standards, and strong corporate social responsibility. These accolades represent the recognition of the community and industry, and encourage the Company to strive to maintain the highest quality of services to its customers and the best business performance for its shareholders, and to bring hope and happiness to people in need within the community.

HUMAN RESOURCES

We had 11,071 and 10,913 employees as of December 31, 2011 and 2010, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2011 and 2010. Staff remuneration packages are determined taken into account of market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,
	2011		2010
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	777	7.0%	777	7.1%
Altira Macau	2,351	21.3%	2,609	23.9%
City of Dreams	7,532	68.0%	6,941	63.6%
Corporate and centralized services	411	3.7%	586	5.4%

Total	11,071	100.0%	10,913	100.0%

We are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. We recruited a significant number of employees in 2009 to cater for the opening of City of Dreams in June 2009 for which we developed human resources outreach programs in Macau and hosted several recruitment events in cities throughout China.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, corporate management trainee programs as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

DIVIDEND

The Board does not recommend the payment of a final dividend for the year ended December 31, 2011 (2010: Nil).

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to conducting its business consistent with the highest standards of corporate governance practices and procedures and has adopted its own code which follows the principles and code provisions as set out in the Code on Corporate Governance Practices (the “Corporate Governance Code”) as stated in Appendix 14 of the Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange. The guidelines contained within the Company’s code were also developed by the Board taking into consideration the applicable corporate governance standards of The NASDAQ Global Market given the Company’s listing on the NASDAQ. In addition, the Company has also adopted a number of other policies and guidelines, developed internally, to enhance its corporate governance practices and procedures.

The Company has complied with all provisions in the Corporate Governance Code since the Listing, except for the following deviation mentioned below:

Pursuant to code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Ho, Lawrence Yau Lung of the operations of the Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of the Group, the Board of the Company believes it is in the best interests of the Company for Mr. Ho, Lawrence Yau Lung to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Code Provision A.4.1 of the Corporate Governance Code provides that non-executive directors should be appointed for specific term, subject to re-election. The Company has deviated from this provision in that all non-executive directors of the Company are not appointed for specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that the Company does not believe that arbitrary term limits on directors’ service are appropriate given that directors ought to be committed to representing the long term interests of the Company’s shareholders and the retirement and re-election requirements of non-executive directors have given the Company’s shareholders the right to approve continuation of non-executive directors’ offices.

AUDIT COMMITTEE

The Company has an audit committee which was established for the purpose of reviewing and providing supervision over the Group’s financial reporting process and internal controls. The Company’s audit committee comprises three independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of the audit committee.

PRELIMINARY ANNOUNCEMENT OF THE GROUP’S RESULTS

The Group’s consolidated financial statements for the year ended December 31, 2011 have been reviewed by the Audit Committee of the Company. The figures in respect of the Group’s consolidated balance sheet, consolidated statement of operations and the related notes thereto for the year ended December 31, 2011 as set out in this preliminary announcement have been agreed by the Group’s auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on this preliminary announcement.

PURCHASE, REDEMPTION OR SALE ON THE COMPANY’S LISTED SECURITIES

During the year ended December 31, 2011, the Company had not redeemed any of its shares and neither the Company nor any of its subsidiaries had purchased or sold any of the Company’s listed securities.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2011 will be published on the website of the Stock Exchange (http://www.hkex.com.hk) as well as the website of the Company (www.melco-crown.com) and will be dispatched to shareholders of the Company in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

BOARD OF DIRECTORS

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

By Order of the Board of
Melco Crown Entertainment Limited

Ho, Lawrence Yau Lung
Co-Chairman and Chief Executive Officer

Hong Kong, March 28, 2012

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.